SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33031; File No. 812-14766

Bain Capital Specialty Finance, Inc., et al.

February 23, 2018

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

SUMMARY OF APPLICATION:  Applicants request an order to permit business development companies ("BDCs") to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants:  Bain Capital Specialty Finance, Inc. ("BCSF"), Griffin Institutional Access Credit Fund; BCSF Advisors, LP ("BCSFA"), on behalf of itself and its successors;[1] Griffin Capital Credit Advisor, LLC ("GIACF"); Bain Capital Credit, LP ("Bain"), Bain Capital Credit (Australia), Pty. Ltd, Bain Capital Credit (Asia), LLC, Bain Capital Investments (Europe) Ltd, Bain Capital Credit, Ltd., Bain Capital Credit CLO Advisors, LP (together with BCSFA, the "Existing Bain Advisers"), on behalf of themselves and their successors; Avery Point II CLO, Ltd, Avery Point III CLO, Ltd, Avery Point IV CLO, Ltd, Avery Point V CLO, Ltd, Avery Point VI CLO, Ltd, Newhaven II CLO, Designated Activity Co, Race Point IX CLO, Ltd, Race Point X CLO, Ltd, Race Point V CLO, Ltd, Race Point VI CLO, Ltd, Race Point VII CLO, Ltd, Race Point VIII CLO, Ltd, Bain Capital CLO Partners, L.P., Sankaty Credit Opportunities (Offshore Master) IV, LP, Sankaty Credit

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[1]    The term "successor," as applied to each Adviser (defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

Opportunities II, LP, Sankaty Credit Opportunities III, LP, Sankaty Credit Opportunities IV, LP, Bain Capital Distressed & Special Situations 2013 (AIV I), L.P., Bain Capital Distressed & Special Situations 2013 (AIV II Master), L.P., Bain Capital Distressed & Special Situations 2013 (A), L.P., Bain Capital Distressed & Special Situations 2013 (A2 Master), L.P., Bain Capital Distressed & Special Situations 2013 (B), L.P., Bain Capital Direct Lending 2015 (L), L.P., SDLF (L-A), LLC, Bain Capital Direct Lending 2015 (U), L.P., Bain Capital Distressed & Special Situations 2013 (D), L.P., Bain Capital High Income Feeder II, L.P., Bain Capital High Income Feeder, Ltd., Bain Capital High Income Partnership, L.P., Bain Capital Credit Managed Account (CalPERS), L.P., Bain Capital Credit Managed Account (E), L.P., Bain Capital Credit Managed Account (Newport Mobile), L.P., Bain Capital Credit Managed Account (NZSF), L.P., Bain Capital Credit Managed Account (PSERS), L.P., Bain Capital Credit Managed Account (TCCC), L.P., Bain Capital Credit Managed Account (UCAL), L.P., Bain Capital Middle Market Credit 2010 (Offshore II Master), L.P., Bain Capital Middle Market Credit 2010 (Offshore Master), L.P., Bain Capital Middle Market Credit 2014, L.P., Bain Capital Middle Market Credit 2014 (A Master), L.P., Bain Capital Middle Market Credit 2014 (F), L.P., Bain Capital Middle Market Credit 2010, L.P., Bain Capital Credit Rio Grande FMC, L.P., Bain Capital Senior Loan Fund (SRI), L.P., Bain Capital Senior Loan Fund Public Ltd Co, Bain Capital Senior Loan Fund, L.P., Warehouse Funding Avery Point VII, LLC, Queenscliff Trust, Bain Capital Credit Managed Account (CLO), L.P., Cape Schanck Direct Lending Trust, Bain Capital Distressed & Special Situations 2016 (A), L.P., Bain Capital Distressed & Special Situations 2016 (B Master), L.P., Bain Capital Distressed & Special Situations 2016 (B), L.P., Bain Capital Distressed & Special Situations 2016 (EU), L.P., Bain Capital Distressed & Special Situations 2016 (EU Master), L.P., Bain Capital Distressed & Special Situations 2016 (F), L.P., Sankaty Credit Opportunities (F) Europe, L.P., Bain Capital Credit Managed Account

(Blanco), L.P., Bain Capital Credit Managed Account (FSS), L.P., Bain Capital Structured Credit Fund, L.P., Bain Capital Special Situations Asia, L.P., Sankaty CLO Opportunities Coinvestment Fund, L.P., Bain Capital Distressed & Special Situations 2016 (G), L.P., Bain Capital Credit CLO 2016-2, Ltd, Bain Capital Credit CLO 2017-1, Ltd, Bain Capital Credit CLO 2017-2, Ltd, Newhaven CLO, Designated Activity Co, Rye Harbour CLO, Designated Activity Co, Cavalry CLO IV, Ltd., Cavalry CLO V, LTD., Bain Capital Euro CLO 2017-1, Designated Activity Co, Bain Capital Euro CLO 2017-2, Designated Activity Co (collectively, the "Existing Affiliated Funds").

Filing Dates:  The application was filed on April 20, 2017 and amended on October 4, 2017 and February 20, 2018.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 20, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES:  Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090.  Applicants:  Mr. Ranesh Ramanathan, Esq., General Counsel, Bain Capital Credit, LP, 200 Clarendon Street, 37th Floor, Boston, MA, 02116; Mr. Howard S. Hirsch, Esq., Vice President and Secretary, Griffin Capital Credit Advisor, LLC, Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245.

FOR FURTHER INFORMATION CONTACT:  Elizabeth G. Miller, Senior Counsel, at (202) 551-8707 or Holly Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION:  The following is a summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.      BCSF is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the Act.[2]  BCSF's Objectives and Strategies[3] are to provide risk-adjusted returns and current income to investors.  BCSF invests primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization.  BCSF intends to focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender.

2.      GIACF is a Delaware statutory trust organized as a closed-end investment management company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the Act.  GIACF's Objectives and Strategies are to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low

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[2]     Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]     "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form 10, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934 and the Regulated Fund's reports to shareholders.

correlation to the broader markets. GIACF pursues its investment objective by investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt) issued by private or public U.S. companies. GIACF's portfolio will consist of a core of syndicated high yield bonds and bank loans.

3.     The board of directors of each of BCSF and GIACF (the "Board")[4] is comprised of five directors, three of whom are not "interested persons," within the meaning of Section 2(a)(19) of the Act (the "Non-Interested Directors").

4.     BCSFA is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). BCSFA serves as investment adviser to BCSF and sub-adviser to GIACF. It is a wholly-owned subsidiary of Bain.

5.     Griffin is registered an investment adviser under the Advisers Act. Griffin serves as investment adviser to GIACF. Griffin is an indirect majority-owned subsidiary of Griffin Capital Company, LLC.

6.     Bain is registered as an investment adviser under the Advisers Act. Bain serves as investment adviser to certain Existing Affiliated Funds and either it or another Bain Adviser will serve as the investment adviser to any Future Affiliated Funds (defined below).

7.     Bain Capital Credit (Australia), Pty. Ltd., an Australian proprietary company formed in 2012, is authorized and regulated by the Australian Securities and Investments Commission. It is a wholly-owned subsidiary of Bain.

8.     Bain Capital Investments (Europe), Limited, a United Kingdom private limited company formed in 2014, and Bain Capital Credit, Ltd., a United Kingdom private limited company formed in 2005, are authorized and regulated by the U.K. Financial Conduct Authority. Bain

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[4]     The term "Board" refers to the board of directors or trustees of any Regulated Fund.

Capital Investments (Europe) Limited is a subsidiary of Bain Capital, LP.  Bain Capital Credit, Ltd. is a wholly-owned subsidiary of Bain.

9.      Bain Capital Credit Asia, LLC is a limited liability company organized in the State of Delaware in 2014 that has been registered in Hong Kong under the Hong Kong Companies Ordinance.  It is a wholly-owned subsidiary of Bain.

10.      Bain Capital Credit CLO Advisors, LP is a limited partnership organized in the State of Delaware and is registered with the Commission under the Advisers Act.  It is a wholly-owned subsidiary of Bain.

11.      Applicants state that the Bain Advisers and the Griffin Advisers are not affiliated persons, or affiliated persons of affiliated persons (as defined in the Act), except for the affiliation that arises as a result of serving as the advisers of any Regulated Fund that is advised by a Griffin Adviser and sub-advised by a Bain Adviser.

12.      As Bain Capital, LP controls Bain, and will control any other Bain Adviser, it may be deemed to control the Regulated Funds and the Affiliated Funds.  Applicants state that Bain Capital, LP is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future.  Applicants state that as a result, Bain Capital, LP has not been included as an Applicant.

13.      Applicants seek an order ("Order") to permit a Regulated Fund[5] and one or more Regulated Funds and/or one or more Affiliated Funds[6] to participate in the same investment

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[5]      "Regulated Fund" means Existing Regulated Funds and any Future Regulated Fund.  "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b)(i) whose investment adviser is a Bain Adviser or (ii) whose investment adviser is a Griffin Adviser and whose sub-adviser is a Bain Adviser, and (c) that intends to participate in the Co-Investment Program.

The term "Adviser" means any Bain Adviser or Griffin Adviser.  The term "Bain Adviser" means any Existing Bain Adviser and any future investment adviser that (i) controls, is controlled by or is under common control with Bain Capital, LP, and (ii) is registered as an investment adviser under opportunities through a proposed co-investment program (the "Co-Investment Program") where

such participation would otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-

investing with each other in securities issued by issuers in private placement transactions in which

an Adviser[7] negotiates terms in addition to price;[8] and (b) making additional investments in

securities of such issuers, including through the exercise of warrants, conversion privileges, and

other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment

Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment

Sub, as defined below) participated together with one or more other Regulated Funds and/or one or

more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction"

means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment

Sub, as defined below) could not participate together with one or more Affiliated Funds and/or one

or more other Regulated Funds without obtaining and relying on the Order.[9]

      14.     Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subs.[10] Such a subsidiary would be prohibited from investing in a Co-

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             the Advisers Act and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[6]     "Affiliated Fund" means the Existing Affiliated Funds and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is a Bain Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

[7]     The term "Adviser" means any Bain Adviser or Griffin Adviser.

[8]     The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[9]     All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[10]    The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of

Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

15.     Applicants note that Griffin is responsible for the overall management of GIACF's activities, and BCSFA is responsible for the day-to-day management of GIACF's investment portfolio, in each case consistent with their fiduciary duties. A Griffin Adviser will serve as the investment adviser to any Regulated Fund with a Bain Adviser as its sub-adviser. In the case of a Regulated Fund with a Bain Adviser as sub-adviser, the Bain Adviser will identify and recommend the Potential Co-Investment Transactions for the Regulated Fund, and the applicable sub-advisory

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the Act.

agreement will require the Bain Adviser to present such Potential Co-Investment Transaction to the applicable Griffin Adviser, which will have the authority to approve or reject it for the Regulated Fund.

16. When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[11]

17. Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Advisers will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[12] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

18. Applicants state that a Bain Adviser has an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for any Regulated Fund. Applicants represent that in the case of a Potential Co-Investment Transaction, the Bain Adviser would apply its allocation policies

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[11]    The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[12]    In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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and procedures in determining the proposed allocation for the Regulated Fund consistent with the requirements of condition 2(a). Applicants further note that each Griffin Adviser and Bain Adviser has adopted its own allocation policies and procedures that take into account the allocation policies and procedures for the Regulated Funds. Applicants believe that while each Bain Adviser client may not participate in each investment opportunity, over time each Bain Adviser client would participate in investment opportunities fairly and equitably.

19.     With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

20.     No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through share ownership in one of the Regulated Funds.

Applicants' Legal Analysis:

1.     Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention

of rules as prescribed by the Commission.  Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4).  Applicants submit that each of the Regulated Funds and Affiliated Funds be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control.  In addition, section 57(b) applies to any investment adviser to a Regulated Fund that is a BDC and to any section 2(a)(3)(C) affiliates of the investment adviser, including GIACF and the Affiliated Funds.  Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4).  Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.  Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.      Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions.  In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.      Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities.  Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's

shareholders and with the purposes intended by the policies and provisions of the Act. Applicants

state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent

with the provisions, policies, and purposes of the Act and on a basis that is not different from or

less advantageous than that of other participants.

4.      Applicants also represent that if the Advisers, certain employees and principals of

Bain and its affiliated advisers (collectively, the "Principals"), any person controlling, controlled

by, or under common control with the Advisers or the Principals, and the Affiliated Funds

(collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting

securities of a Regulated Fund ("Shares"), then the Holders will vote such Shares as required under

Condition 14. Applicants believe that this condition will ensure that the Non-Interested Directors

will act independently in evaluating the Co-Investment Program, because the ability of the

Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or

implied, that the Non-Interested Directors can be removed will be limited significantly. Applicants

represent that the Non-Interested Directors will evaluate and approve any such independent party,

taking into account its qualifications, reputation for independence, cost to the shareholders, and

other factors that they deem relevant.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.      Each time a Bain Adviser considers a Potential Co-Investment Transaction for an

Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current

Objectives and Strategies, each Adviser to a Regulated Fund will make an independent

determination of the appropriateness of the investment for such Regulated Fund in light of the

Regulated Fund's then-current circumstances.

2.    (a)    If each Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser (or Advisers if there are more than one) will then determine an appropriate level of investment for the Regulated Fund.

(b)    If the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Funds and Affiliated Funds pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser (or Advisers if there are more than one) to a Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)    After making the determinations required in conditions 1 and 2(a)above, the Adviser to the Regulated Fund (or Advisers if there are more than one) will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors for their consideration.  A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Funds' and Affiliated Funds' participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)     the Potential Co-Investment Transaction is consistent with:

(A)     the interests of the Regulated Fund's shareholders; and

(B)     the Regulated Fund's then-current Objectives and Strategies;

(iii)     the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Affiliated Fund; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A)     the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)     the Adviser to the Regulated Fund (or Advisers if there are more than one) agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)     any fees or other compensation that any Affiliated Fund or any

Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated

Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund

to nominate a director or appoint a board observer or otherwise to participate in the

governance or management of the portfolio company will be shared proportionately

among the participating Affiliated Funds (who each may, in turn, share its portion

with its affiliated persons) and the participating Regulated Funds in accordance with

the amount of each party's investment; and

(iv)     the proposed investment by the Regulated Fund will not benefit the Adviser

to the Regulated Fund (or Advisers if there are more than one), the Affiliated Funds or the

other Regulated Funds or any affiliated person of any of them (other than the parties to the

Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the

extent permitted by sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a

result of an interest in the securities issued by one of the parties to the Co-Investment

Transaction, or (D) in the case of fees or other compensation described in condition

2(c)(iii)(C).

3.     Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.     The Adviser to the Regulated Fund (or Advisers if there are more than one) will

present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in

Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated

Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives

and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.    Except for Follow-On Investments made in accordance with condition 8,[13] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or an Affiliated Fund is an existing investor.

6.    A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund.  The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.    (a)    If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, the applicable Adviser(s) will:

> (i)    notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

> (ii)    formulate a recommendation as to participation by the Regulated Fund in the disposition.

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[13]    This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(b)     Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and any other Regulated Fund.

(c)     A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide their written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)     Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.     (a)     If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Fund and the Affiliated Fund in a Co-Investment Transaction, the applicable Adviser(s) will:

(i)     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)     formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)     A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application).  In all other cases, the Adviser to the Regulated Fund (or Advisers if there are more than one) will provide their written recommendation as to such Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Fund's best interests.

(c)     If, with respect to any Follow-On Investment:

(i)     the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)     the aggregate amount recommended by the Adviser (or Advisers if there are more than one) to a Regulated Fund to be invested by the Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and the Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)     The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9      The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that a Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for such Regulated Fund of participating in new and existing Co-Investment Transactions.

10.     Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.     No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any Affiliated Fund.

12.     The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the applicable Adviser(s) under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the

Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.     Any transaction fee[14] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction.  None of the Affiliated Funds, the applicable Adviser(s), the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C);  and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Funds' and the Affiliated Funds' investment advisory agreements).

14.     If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any

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[14]     Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

      15.      Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

      For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary